Angela Collette PSC

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

February 22, 2011

Mr. Josh Reynolds

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

Re: PDK Energy Inc

Registration Statement on Form S-1

Filed February 17, 2010

File No. 333-168661

Dear Mr. Reynolds,

Please see the answers to your comments below.

Risk Factors, page 3

1. We have reviewed your added disclosure in response to comment one from our letter dated January 7, 2011. Later in your filing, please quantify what you mean by a “small amount” of your product.

We have clarified Small Amount

Use of Proceeds, page 13

2. The next to last paragraph does not appear to agree with the table. If 25% or less is sold in the offering, you will not have net proceeds to allocate to the designated uses. Please revise or advise.

We have updated

Description of Business, page 24

3. Your response to prior comment 10 indicates that you have deleted references to consultants. However, the July 31, 2010 financial statements, under both “Stock based compensation” on page 48 and in Note 1 under “Stock Based Compensation,” on page 62, indicate the anticipated use of consultants. If you have used consultants or have plans to use them, please disclose in this section, as appropriate, the information we requested in prior comment 10.

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

We have corrected the Notes

Results of Operations, page 30

Liquidity and Capital Resources, page 30

4. The dollar amounts associated with your milestones do not agree with the uses of proceeds or the dollar amounts of those uses. For example, no offering proceeds are allocated to ordering drink products, although this milestone is expected to cost $5,000.Also, the use of proceeds section allocates more proceeds to website development ($6,440) and no proceeds to sales activities. Please revise or add disclosure to explain.

We have corrected the milestone table to agree with use of proceeds

5.  If you sell only 10 or 25% in the offering, you will not have net proceeds to pay attorneys or accountants. Please revise your last paragraph as appropriate.

We have updated the Paragraph

Index to Exhibits

6. We reissue prior comment 18.

We have Listed all Exhibits

Notes to the Financial Statements, pages 46 and 60

7. We reissue comment 19 of our letter dated January 7, 2011. Although your supplemental response states that you have “made the changes to the notes,” we are unable to locate any disclosure regarding whether you have performed an evaluation of subsequent events and the date through which you evaluated subsequent events. Please disclose in a footnote to the financial statements the date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to FASB ASC 85510-50-1.

We have inserted in Note 1 a note on subsequent events.

We hope that this satisfies all of your comments. Please let us know when we might be able to request acceleration.

Sincerely,

s/sAngela Collette

Angela Collette

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762